

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2014

Via E-mail
Ms. Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, PA 19422

> **Re: Unisys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **File No. 001-08729**

Dear Ms. Haugen:

We have reviewed your letter dated August 1, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 22, 2014.

Item 8. Financial Statements and Supplementary Data (Incorporated by reference from the Unisys 2013 Annual Report to Stockholders, Exhibit 13)

Notes to Consolidated Financial Statements

Note 4. Goodwill, page 25

1. We note your response to prior comment 2. Please provide us with your evaluation of ASC 350-20-35-3F through 35-3G as well as your consideration of the factors in ASC 350-20-35-3C(a) through (g).

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief